👉WeFunder link for feedback 🙌🏽

Arjun Rai <arjun@hellowoofy.com>
to Glenn

Wed, Oct 26, 3:47 AM (2 days ago)

Here it is just in case: WeFunder.com/HelloWoofy

1) feedback on narrative how to make it more engaging for retail investors and professional
2) update your bio with elements that "brag" Glenn
3) if Quake can reserve a check there that would be great. It doesn't need to be funded today. It's in the "testing waters" phase.

Thanks Glenn! 🙌🏽

--

Thanks,

Arjun Rai :)

(833) YoWOOFY | Founder and CEO, HelloWoofy.com

Smart Marketing for Underdogs | MarTech Today: "This start-up is using AI to suggest emojis, social content for SMBs"

4x Entrepreneur | @arjunraime | about me: arjunrai.me

"Whether you think you can or think you can't, you're right." - Henry Ford